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Exhibit 99.1

FOR:	Consolidated Graphics, Inc.
CONTACT:	G. Christopher Colville Executive Vice President/ Chief Financial Officer Consolidated Graphics, Inc. (713) 787-0977
Christine Mohrmann/Lindsay Hatton Financial Dynamics (212) 850-5600

FOR IMMEDIATE RELEASE

CONSOLIDATED GRAPHICS ANNOUNCES SHARE REPURCHASE PROGRAM

        HOUSTON, TEXAS—June 2, 2004—Consolidated Graphics, Inc. (NYSE:CGX) today announced that its Board of Directors has approved a share repurchase program authorizing the Company to buy up to one million shares, or approximately 7%, of its issued and outstanding common stock. Under the program, the Company may purchase common stock from time to time in open-market purchases or in privately negotiated block purchase transactions. The amount and timing of any purchases will depend upon a number of factors, including the price and availability of the Company's shares, general market conditions and certain provisions included in the Company's existing bank credit agreement.

        Joe R. Davis, Chairman and Chief Executive Officer, commented, "We continue to generate strong cash flow from operations and maintain a very healthy balance sheet, enabling us to consider a number of alternatives for growing the company and generating additional shareholder value. In addition to our on-going investment in state-of-the-art technology and equipment and our disciplined acquisition program, we believe a share repurchase program is a prudent use of our capital resources and will enhance our ability to deliver superior returns to our shareholders over the long term."

        Consolidated Graphics, Inc. is one of the nation's leading commercial sheet-fed, web and digital printing companies. Through its network of printing companies in 25 states, the Company produces high-quality customized printed materials for a broad customer base that includes many of the most recognized companies in the country. Consolidated Graphics also offers an extensive and growing range of digital and Internet-based services and solutions marketed through CGXmedia. Consolidated Graphics is focused on adding value to its operating companies by providing financial and operational strengths, management support and technological advantages associated with a national organization. For more information, visit the Company's Web site at www.consolidatedgraphics.com.

        This press release contains forward-looking statements, which involve known and unknown risks, uncertainties or other factors that could cause actual results to materially differ from the results, performance or other expectations implied by these forward-looking statements. Consolidated Graphics' expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, as well as other factors detailed in Consolidated Graphics' filings with the Securities and Exchange Commission. The forward-looking statements, assumptions and factors stated or referred to in this press release are based on information available to Consolidated Graphics today. Consolidated Graphics expressly disclaims any duty to provide updates to these forward-looking statements, assumptions and other factors after the day of this release to reflect the occurrence of events or circumstances or changes in expectations.

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  Exhibit 99.1
CONSOLIDATED GRAPHICS ANNOUNCES SHARE REPURCHASE PROGRAM